 Exhibit 99.6

Earnings Call 2

INFOSYS Limited earnings call 2

Q4 FY 2014 RESULTS

April 15, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

B. G. Srinivas

President and Member of the Board

Pravin Rao

President and Member of the Board

Srikantan Moorthy

Head of Human Resources

Sandeep Dadlani

Head – Retail, CPG & Logistics

investors

Moshe Katri

Cowen

Joseph Foresi

Janney Montgomery Scott

Edward Caso

Wells Fargo

Glenn Greene

Oppenheimer

Keith Bachman

BMO

David Grossman

Stifel

Moderator

Ladies and gentlemen; good day, and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in a listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you. And over to you, sir.

Sandeep Mahindroo

Thanks, Inba. Good evening, everyone and welcome to Infosys Q4 & FY14 Earnings Release. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is Executive Chairman – Mr. N. R. Narayana Murthy; CEO and MD – Mr. S. D. Shibulal; Presidents – Mr. B. G. Srinivas and Mr. Pravin Rao; CFO – Mr. Rajiv Bansal, along with other members of the senior management team. We will start the call with some opening remarks on the performance of the company for the recently concluded quarter, followed by outlook for the year ending March 31, 2015; subsequently we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Mr. S. D. Shibulal.

S. D. Shibulal

Good evening, everyone. Let me talk about our performance for FY14 & Q4. I will also provide a high level overview of what we are seeing with our clients and then talk about FY15.

Our revenue growth doubled to 11.5% in FY14 over FY13. In FY13, we grew by 5.8%. In FY14, we grew by 11.5% in reported currency terms and 12.4% in constant currency terms. In spite of revenue decline that we saw in Q4, we achieved this 11.5% growth.

Our guidance for the year was 11.5-12% which we provided in January. Our revenues were at the lower end of the guidance due to the challenges that we saw in Retail, CPG and Hi-Tech verticals and some unexpected ramp-downs and cancellations which we saw in other business segments as well. As I said in constant currency terms, our growth was 12.4% year-on-year.

In rupee terms, we have achieved a major milestone. Our revenues for FY14 crossed Rs.50,000 crores which is a growth of 24.2% year-on-year. We have reached another milestone. Our cash and cash equivalents crossed 30,000 crores in rupee terms and 5 bn in dollar terms.

We have improved our utilization significantly year-on-year. Utilization for consolidated IT Services including trainees in FY14 was 72.3% compared to 67.0% in FY13. Excluding trainees’ utilization was 76.4% in FY14 as against 70.7% in FY13.

Client additions in FY14 were at an all-time high of 238. 238 was the gross addition, our net addition was 92. More importantly, our million dollar clients have gone up from 448 last year to 501 this year, which is more than 15% increase.

During the year, we completed a Civil Settlement that concluded the investigation by the U.S. Attorneys’ Office and the U.S. Department of Homeland Security relating to I-9 paperwork errors and visa matters that were subject to the investigation. There were no criminal charges or court rulings against the company. Further, there were no limitations on company’s eligibility for federal contracts or access to U.S. visa programs as a result of the settlement. This year we have applied for adequate number of visas.

Coming to Q4, operating margins were 25.5% which is an expansion of 0.5% sequentially. Our operating margins have now expanded for two consecutive quarters. Volume growth in Q4 was 0.4% while the revenue productivity declined by 0.8% on a blended basis quarter-on-quarter. Year-on-year, our volume growth was 10.5%, and our revenue productivity improved by 1.2%.

During the quarter, our offshore effort mix went up by 0.5% to 70.6%. Our offshore effort mix has improved by 1.8% in the last two quarters due to our relentless focus on optimizing our operations. In Q4, we have added 50 new clients. In Q4, we have added 11,000 employees gross. As I said, the number of million dollar clients have crossed 500.

LTM attrition increased to 18.7% in Q4 compared to 18.1% in Q3. Q4 attrition comprises of voluntary attrition of 17.5% and involuntary attrition of 1.2%. High attrition continues to remain an area of concern for us.

During Q4 we signed 4 large deals with TCV of $700 mn. 2 wins were in Americas, 2 in Europe; 1 deal each was in Financial Services, Manufacturing, Retail and ECS vertical.

Infosys Edge our products and platform endeavor presently serves nearly 90 clients. They had 7 wins in Q4 – 4 in products and 3 in platforms. Finacle had 7 wins and 11 go-lives in Q4.

We continue to see positive results of our early and significant investments in emerging technologies. During the quarter we signed 20 deals in Cloud and Big Data and 15 deals in Mobility.

Coming to market overview, cost reduction remains an important area of focus for our clients across all segments. Market opportunities are driven by vendor consolidation, rationalization of operations, and infrastructure modernization. Client appetite for discretionary spending continues to be limited with higher sales cycles. This is reflected in revenues from discretionary areas, declining sequentially in Q4.

Overall deal pipeline has improved marginally in the last quarter. However, decision cycles have also lengthened due to business challenges. Clients are monitoring return on investments much more carefully today. Pricing remains stable in most areas except in large outsourcing deals and commoditized services. As I said, year-on-year our revenue productivity has gone up by 1.2%.

We have given compensation increases of around 6-7% for our offshore employees, and around 1-2% for our onsite employees effective April 1st. Through the second round of compensation increase in the last nine months, along with promotions that have been rolled out, we hope to able to reduce attrition in upcoming quarters.

Based on recent business momentum, and our expectations of client spending in the upcoming quarters, we have given a guidance of 7-9% for FY15. Growth remains our top priority. We will make all necessary investments in our business to have a better growth trajectory.

With this, let me request B.G. to give a color on the market.

B. G. Srinivas

Thank you, Shibu. I shall give you update on a couple of key sectors -- Financial Services, Insurance, Manufacturing, Energy Utilities and Telco.

In Financial Services, we have added 12 new clients in the last quarter. Coincidentally, even in Manufacturing we have added 12 new clients. And in Energy Utilities and Telco we have added 14 new clients in the last quarter.

A quick snapshot of what we are seeing in Financial Services. Last quarter, we definitely had a bit of a challenge. We saw some weaknesses in the business momentum over the last three months in some of our top clients both in the US and Europe. We have seen instances of budget cuts translating to volume cuts and delays in approval of projects. At the same time, banks are looking at cutting spend both on the run-the-business and change-the-business segment. However, we see opportunities, both in Europe as well as in the US, in areas where clients are pushing for cost cutting through portfolio rationalization, legacy modernization of the Infrastructure, Cloud and Information Management. Digital Transformation, Analytics, Big Data are in the focus as far as discretionary spending is concerned. Banks continue to drive strategic initiatives to provide Omni-Channel experience to the clients and that is an area again where Infosys is working closely in partnering with them.

Risk and compliance continues to be top on the agenda for our clients in areas of anti-money laundering, fraud prevention and detection, regulatory reporting. We are bringing to bare our expertise in these areas in helping clients putting systems and processes to enable them to become compliant. There are also increased interests in some of our platforms, namely, ProcureEdge, TalentEdge and BrandEdge.

As regards insurance, we are seeing an uptick in discretionary spend with life carriers looking to invest in new products and services to drive customer intimacy. There is a predominant focus in cost optimization programs through infrastructure transmission, automation and leveraging cloud-based offerings. Banks are also investing in social platforms, in mobility technologies to improve business and distribution channels. The Property & Casualty segment are putting an emphasis on driving revenues through agency channels, redefining their products and focusing on growing new products by cross-selling and up-selling to their existing client base.

Switching over to Manufacturing, the Q4 growth was partially impacted by cost reduction and breaks in spending by some of our Hi-Tech clients. The dynamic nature of the market has led to budget cuts in a few clients after the initial budgets were prepared at the beginning of the year. In contrast, some other sub-verticals in Manufacturing, we have seen increased activity levels in automotive, aerospace and industrial manufacturing. The large deal pipeline in Manufacturing has seen some improvement particularly focused on IT operations. Spending particularly in the ERP-led transformation areas, digital transformation analytics are opportunities we are seeing with the industrial goods manufacturing. Overall business momentum in Manufacturing remains broadly stable. In specific areas particularly in automotive, we are seeing manufacturers planning to build 3D value chains to leverage the printing ammunition that is independent of the technology stack.

Switching over to the next sector, Energy and Telecom, even though we have had some sequential growth in Q4 which was robust, the overall client spend is still challenged due to revenue pressures which is keeping the lid on both discretionary and non-discretionary spend. Telco industry has seen some recent consolidation which may impact spending particularly in those clients. Spending in Telco is focused on driving improvements towards customer experience. On the Energy side, we are seeing margin pressures leading to some cuts in budgets with specific clients. However, at the same time we are seeing these clients invest in simplification and making sure that their ERP-led transformation is leveraging some of the optimization efforts and driving costs down. Energy and Utility clients are investing in CRM, Mobile Workforce Management and Moving Apps and Infrastructure to the Cloud. The communication service providers continue to fund innovation in Digital, M2M and Content TV. In addition, efficiencies in operations through OPEX reduction, infrastructure outsourcing and datacenter consolidation initiatives are becoming much more relevant.

As Shibu did mention we have signed four large deals during the quarter. The pipeline has moved up sequentially quarter-on-quarter marginally but this is a positive trend.

A quick update on Europe - A significant milestone crossed with the fiscal year ending 14; Europe grossed 2 bn in revenues and 25% of our global revenues is now coming from Europe.

With that I would like to pause and hand over to Pravin Rao.

Pravin Rao

Thanks B.G. Let me talk about other business segments. Retail and CPG have seen deterioration in the last three months due to aggressive discounting by retailers during the holiday period which has pressurized their bottom-line. Additionally, their top-line has been challenged due to harsh winters in U.S. and slowing growth in emerging markets. We saw many programs being postponed or canceled which impacted our Q4 performance. As we look ahead, we see Retail and CPG clients looking at cutting costs and investing in revenue generating initiatives only if there is a clear ROI. There is a pressure on productivity and cost leading to vendor consolidation and openness to new innovative models. On the positive side, technology is mainstream in this vertical and spend is increasing in Cloud, Infrastructure Optimization, Business Intelligence and Digital Transformation.

Life Sciences clients are facing challenges from reduced product differentiation which is putting pressure on the discretionary spend. Cost takeout is a key focus area. Clients are investing in Compliance activities, Infrastructure Modernization, Digital Transformation, Analytics and Cloud. While the deal pipeline is good, we remain cautious due to cost sensitive environment which can create pressure on our existing contracts.

In the Resource and Utilities vertical, even though there is high confidence amongst clients, they continue to demonstrate caution and scrutiny while making spending decisions. Cost savings and improving operational efficiencies are key priorities for our clients.

There is a focus on emerging technologies and standardization. In the global markets unit comprising of Australia, China, Japan, Southeast Asia and Middle East, dynamics vary across markets. In Australia there is focus on cost reduction through infrastructure consolidation along with investments and risk, compliance and client-facing initiatives. In China, clients are investing in ERP and Analytics. In Japan, demand is being driven by they need to simplify IT and drive revenue generating spending.

In the Services sector the new age information services companies are spending in Analytics and Mobility-based solutions while the traditional publishing segment remains cost focused. Professional Services market is also cost focused. Travel and leisure sector have seen a mild improvement. Our early focus on Cloud, Big Data and Mobility is helping us to showcase our capabilities to more and more clients. Across advanced technologies, we seek sustained business momentum with 20 new deals signed for Cloud and Big Data offerings and 15 new deals signed for Infosys Mobility offerings.

I will now pass on to Rajiv to talk about financial highlights.

Rajiv Bansal

Thank you, Pravin. Good evening, everyone.

Our fourth quarter revenues were $2.092 bn as against $2.1 bn in the previous quarter. Our gross margin for the quarter improved by 90 basis points to 37%. Operating margins for the quarter improved by 50 basis points to 25.5%. During the quarter, the average USD-INR appreciated by 0.7% from 62.03 in Q3 to 61.62 in Q4, which negatively impacted our margins by 0.2%. Other income for the quarter was $139 mn as against $117 mn in the previous quarter. This included a forex gain of $30 mn in Q4 as against a forex gain of $20 mn in Q3.

Yield on other income was at 9.45% during the quarter. We have outstanding hedges of $1.058 bn as of March 31, 2014. Effective tax rate for the quarter was at 27.6%. Net profit for the quarter was at $487 mn as against $463 mn last quarter. Net margins expanded to 23.3% compared to 22% in the previous quarter. EPS for the quarter was 85 cents as against 81 cents in the previous quarter.

Our cash flow from operations continues to be strong at $593 mn which is a very healthy 122% of Q4 net profit. Our cash and cash equivalents including available-for-sale assets and certificate for deposits crossed $5 bn and stood at $5.048 bn. Collections were good; DSO improved from 65 days last quarter to 62 days this quarter.

For FY14 revenues were at $8.249 bn as against $7.398 bn last year which is a growth of 11.5%. Our gross margins for the year were at 35.8% compared to 37.3% previous year. Operating margins were at 24% as against 25.8% in the previous year. The operating margin for the year was impacted by $35 mn of visa related matters charge that we took in the second quarter. Effective tax rate for the year is at 27.6%. EPS for the year was at $ 3.06 compared to $ 3.02 last year which is a growth of 1.3%.

We have increased the dividend payout ratio from up to 30% of post-tax profit to up to 40% effective FY14 to enhance returns to our shareholders. This is reflected in the final dividend for FY14 which has been proposed by the Board at Rs.43 which translates to approximately 72 cents at a USD-INR exchange rate of 60. The higher payout ratio will negatively impact our FY15 EPS by about 2.5 cents due to lower non-operating income.

Looking ahead, we have given a guidance of 7-9% in dollar terms for FY15. The increase in salaries, promotions that we have rolled out for our employees effective 1st April and investment in new visas will impact our Q1 operating margins by 250-300 basis points. We remain focused on accelerating our growth next year. We will continue to make all possible investments which are required to achieve that. Considering that I expect FY15 operating margins to be in line with FY14 operating margins.

Thank you. With that I will open the floor for questions.

Moderator

Thank you very much sir. Ladies and gentlemen we will now begin the question-and-answer session. Our first question is from Moshe Katri of Cowen. Please go ahead.

Moshe Katri

The first question is for Mr. Murthy if he is on the call. The company has been running at very high attrition rates during the past few years and it seems that it is beginning to impact your ability to staff projects, and that goes back to your comments regarding skill mismatch. Maybe you can give us some color and what management is doing to trying to bring down attrition rates at least in the near-term and maybe we can get an update on that?

S. D. Shibulal

Mr. Murthy is not here, he had to leave for attending to some urgent matter. This is Shibu. So our attrition is 18.7% for Q4 which is slightly on the higher side. Out of 18.7%, 1.2% is involuntary attrition, so it is 17.5%. Even that is definitely higher than our comfort level. If you look at the last 12 months, we have done a number of things. We have given two rounds of compensation increase – 6-8% and 6-7%. We have restructured our variable compensation; that was one of the big demands from our employees. We have given large number of promotions; we have given a commitment to our employees that we will focus on promoting people inside rather than bringing people from outside; we have invested in training and academy programs which will allow our people to move up; we have implemented a tech stream which will allow technology people to move up without moving into management; we have implemented a fast track program which will allow high performers to keep moving up. We have done numerous things; in fact, this year we have rolled out the compensation increase, the promotions across the organization by March 31st. So we are hoping that all of this will have an impact and attrition will start coming down.

Moshe Katri

Based on the exit interviews that you are having with people that are leaving what are they telling you in terms of the main reason for them exiting Infosys while your peers are actually able to maintain much better attrition rates?

S. D. Shibulal

One thing also I want to add before I hand over to Tan, we need to keep in mind that this is an industry with high demand for people and the industry is growing. There are some of the best people in our side. We invest heavily into training. Our people just after our training itself will be a good catch for any other organization, that is #1. #2, one of the concerns of the employees would be growth. So growth is something our employees look forward to. Now, to answer your question specifically, let me request Tan Moorthy.

Srikantan Moorthy

Shibu, thank you. Shibu addressed a few of those. So let me just give you little more details on where is attrition happening and what we are getting from the people. Majority of the people that leave us are in the 1-4 year experience range. Like Shibu said, training plus the six months training combined with the one year experience here makes them very attractive, that is one aspect. But the other reason that we are getting from the exit interviews are typically two or three types. One is where there is a desire to continue higher education, clearly these are people that have high aspirations that we have recruited from institutions, who have gone through and done well in our training, they are now looking to enhance their qualification through a Master’s Degree program, that is one set of people. The second set are these are mostly the 3-5 years is where we see this reason that I am talking about now which is people who are now settling down, getting married, and they are finding that their spouses are working in a different location and therefore they would like to relocate and if we do not have an office in that location, then they become a candidate for leaving the organization, that is the second. The third is career opportunity and career progression and that is equally important as well. Some of what we have done now primarily in terms of providing reskilling capabilities for people to fulfill any demands that we have internally rather than looking outside. So an approach of providing our people the first opportunity to take up a new role or a new kind of an engagement before we open it for hiring is something that we are doing to address that population, people who have a desire and an ambition to grow fast, and of course things like the fast track program that we just announced will help, but these are the top three reasons that we are seeing from the exit interviews.

Moshe Katri

Just a follow-up… you are talking about weak demand in US healthcare and US Hi-Tech and you talk about a declining appetite for discretionary spending. Is that something that has been kind of occurring throughout the quarter that it gets worse towards the end of the quarter? I think a lot of investors are kind of confused about that given the commentary intra-quarter at Infosys. Did things get worse as you approach March or it has been kind of consistently weak across the quarter?

S. D. Shibulal

So there was a certain amount of shift in certain sectors after we completed our Board meeting and investor calls in the beginning of last quarter. Actually during the month of February-March, we saw gradual degradation, so first was for example the retail industry while the holiday sales was good, they had discounted heavily and that has led to impact the margins and further impact on discretionary spend. That showed up. Hi-Tech industry started declining and sales which were not up to the mark and due to decline in PC sales as well as decline in capital spend. It happened over a period of time. But for us to assess the impact you cannot assess the impact on a daily basis. It takes time for us to assess the impact, it shows up over a period of time, and during the quarter, we had seen the impact.

Moderator

Thank you. Our next question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

I just wanted to build on that question. Do you expect 2014 to be better than 2013? Can you reconcile your commentary regarding discretionary spending and pricing and budget cuts versus what appears to be a better economic demand backdrop, is that a temporary thing?

S. D. Shibulal

One is that our business is a momentum business. That means our growth is quarter-on-quarter. The impact of Q3 & Q4 will show up in the next year. If we had grown in Q4, it is just a theoretical thing, by let us say 2% or 3%, that 3% would immediately get added to the next year growth. It is a very simple math. So the impact of Q3 and Q4 will show up in next year. We had low growth in Q3 and Q4 and that does impact our next year growth. That is one part. The second part is when we gave the commentary in March, I had said that many of the things which I talked about, we expect to continue into the beginning of the next financial year, which is the first half of this financial year. So we expect some of the impacts to continue, but more importantly, the Q3-Q4 impact will show up next year.

Joseph Foresi

So what is the outlook for some of the areas of weakness, like Retail, Hi-Tech, do you expect those areas to grow in ’14? And if you were to exclude those specific areas of weakness, how do you look at overall growth for next year? Is it going to be better than it was in 2013 for the other verticals?

S. D. Shibulal

I have Sandeep here who will give you color on the Retail side, and the Manufacturing side, B.G. will take that thing. I needed to reemphasize again. Irrespective of the market, the impact of a low growth Q3-Q4 is setting us up for a lower base to start with. So the climb is extremely steep. If you want to achieve a certain growth, so let us assume that we are trying to achieve is 12% or 13%, the climb will be very-very steep. So impact of that will be there next year. Our deal pipeline is marginally better now than what it was before. Let me hand it over to Sandeep for his part, and then B.G. for his part.

Sandeep Dadlani

This is Sandeep Dadlani, Head of Retail CPG & Logistics. So if you look at what has happened in January and February, we had a bad earnings season for many retailers, they had come off a tough holiday season, they had been promoting and discounting heavily. They ran into some severe bad weather in America definitely and in select other parts of the world. They had growth slowdown or in some emerging markets areas as well. Some of the retailers also went through some serious credit card security breaches which really diverted their core investments and initiatives and attention to other places. What that resulted in was, postponements, project cancellations, many projects that we have won did not ramp-up as we expected. But if you look at the latest commerce department numbers that were declared yesterday in the US, you saw March having record sales. There was a lot of pent up demand through January and February. So the sun has come out as they say, and it is likely that Retail will recover, the way things are going. If that happens and if the deals that have been postponed, the projects that have been postponed start ramping up, then we certainly will not expect to repeat this kind of a quarter in the Retail & CPG sector. That is for retail and CPG. I will pass on to B. G. Srinivas for giving commentary on the Manufacturing sector.

B. G. Srinivas

Thanks, Sandeep. In the Manufacturing sector, while last quarter, we had challenges in the Hi-Tech where typically in the Hi-Tech sector we expect to see ramp-ups, the minute the budgets are caste and it was a surprise in few of our top clients that did not happen and hence the quarter was soft. However, if you look at the other sectors within Manufacturing - Automotive, Aerospace, Industrial Goods, there has been increased deal activity, and we are participating in several large deals as such. Overall, the net impact of the weakness in the Hi-Tech will obviously have an over-arching impact for the Manufacturing sector but some of that is going to be offset with deal activities in other sub-verticals within Manufacturing. And hence there may be some recovery in terms of the growth rates for the full year, while we cannot take away the impact which happened in Q4 for the full year. We hope to see more about what clients will do because their budgets have been cut in the Hi-Tech sector and hence there will be initiatives which will be more towards cost optimization and we are having dialogues with what we can do as a company to help our clients take out cost, simplify their landscape and in that context decisions are made. In Q2 and Q3 we should see deal momentum picking up say in Hi-Tech as well.

Joseph Foresi

Are you seeing any cannibalization of your revenue in systems integration by the movement to the Cloud? If so, how should we think about that as we progress throughout the year? And any other structural changes in the demand backdrop that you could point out?

S. D. Shibulal

We are not seeing any secular trend in demand cannibalization. #1, it is way too early because the number of platforms available on the Cloud is not many. #2, we work on both sides of the Cloud. On one side of the Cloud we do what we call ‘for the Cloud’, that is about enabling our clients to use leveraged Cloud, Mobility, Social those kinds of phenomena’s and that is what we call ‘for the Cloud’. We are doing pretty well in that space. Pravin can give you color on that. On the other side we do what we call ‘on the Cloud’ and that will be the platform business which we do. We have booked $700 mn of TCV in platform space. We have about seven platforms in the market. I do understand this question that eventually people start moving from either custom apps or implemented packages into a cloud-based environment, then you will see cannibalization, but we are way too early in that cycle and what we are seeing is truly marginal.

Pravin Rao

This is Pravin here. Just to add to what Shibu said, today while we are seeing fair amount of opportunities around Cloud, the ticket sizes are still small and I think it will be a while before they mature or start cannibalizing. Some of the things we are seeing today are emergence of hybrid cloud for the enterprise, at the same time from application side we are seeing applications being bundled with infra components and move to Cloud. In some cases applications are consumed as a service such as SFDC. So we are also seeing end-user computing devices also moving to ‘BYOD’ devices of different kinds. So in essence we are seeing fragmented ecosystem and that presents an opportunity for us and we have been very proactively trying to leverage such opportunities. For instance, with one of the clients where we were running our BPO services, and on the procurement side we have proactively gone to the client, this was on Ariba platform, so we said we will innovate the Ariba contract, we will move the application to Amazon web services, and then we will take over the entire stack, we will run BPO on top of it and offer a transaction-based pricing. So we do see such kind of opportunities, but these are far and few in between, we have built capabilities. We are proactively going after client, but over a period of time I think this offering will mature and we may see some amount of cannibalization but it is some distance away.

Moderator

Thank you. Our next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Things seem to be going pretty well in Europe. I was wondering if you could expand on that. Is it the United Kingdom, is it the Continent, where in the Continent and sort of what verticals are embracing sort of new players, what are you seeing in Europe?

S. D. Shibulal

Let me request B.G. to answer the question on Europe.

B. G. Srinivas

If you look at the last year, we have had a good growth in Europe of over 17%. For the first time we have crossed the $2 bn revenue mark in Europe which is a significant milestone. Last quarter, the revenue percentage from Europe was 25%. We have added 17 new clients in Europe in the last quarter. By and large if you look at the activities in Europe specific to the countries where we have significant presence is UK, Germany, Switzerland, Benelux and Nordics. France continues to be a little slow while we are definitely seeing some early signs of deal activity picking up in France as well. Specific to verticals, in UK we see activities in Financial Services, Telecom, Energy and Utilities and Retail. In the Continent, Germany and Switzerland there is significant activity in the Manufacturing sector and Life Sciences. Nordics is definitely opening up. We have opened a few accounts in Sweden, Norway, and in Finland. Benelux - while the market is small, again in Financial Services and Telco, we have business expanding in our existing client base. We have seen significant growth in Switzerland and Germany and I must also say that the Lodestone acquisition which we did the previous year is contributing to enhanced competitiveness and capability which is adding to new account openings as well as expansion of our services footprint in the continent. Overall, CSI revenues from Europe is significantly higher as compared to rest of Infosys; it is closer to 42%, primarily led with SAP which again has a dominant presence in the continent Europe.

Edward Caso

Shibu mentioned commoditized services seeing a price pressure. Could you describe what you see as the commoditized services and what level of price pressure are you seeing?

B. G. Srinivas

Given the context of what our clients are going through, challenges on managing their profitability given the top-line growth is under pressure, in today’s context the cost saving targets our clients have is not in the order of 10-20%, it is in the order of 30-50%. In that context, if you are looking at traditional services, which is business IT operations, any new deal construct is demanding at least 30-40% savings. In that context the only way those kinds of savings is possible in changing the operating model from traditional time and material to either outcome-based or transaction-based pricing, one. #2, it also takes extreme level of automation and offshoring to drive that kind of a cost. It has to be operated in the managed services mode, and that is where we are seeing some of our clients open to new operating models. We are actually proactively proposing even our existing client businesses to switch over to new operating models, thereby our ability to deliver that kind of a saving is possible, and hence our ability to compete also is improving. We are seeing a higher degree of conversion in the large deals we are participating because of the initiatives we have taken on particularly these two aspects, that’s the extreme automation, reducing significantly the effort required to deliver. And #2, also increasing the offshore content of the effort in our solution.

Edward Caso

So, is that a revenue impact you are describing or is that also a margin impact?

B. G. Srinivas

There is definitely a revenue impact because the clients are looking for to deliver more with less, #1. #2, there is margin pressure but at the same time when I talked about effort reduction then that will be offset. The margin pressure is not directly translating to the total cost because we are able to reduce the effort and thereby manage the margin better at the portfolio level.

Edward Caso

Tax rate guidance for fiscal ’15 please?

Rajiv Bansal

If you look at our tax for the next year would be almost similar to what we have seen in the current year. We do not expect much of a movement; it could move 50 basis points here and there, but tax rate would typically be in the same range. This year if you look at our tax rate, our tax rate has been about 27.6%, and it could be around 27-28% next year too.

Moderator

Thank you. Our next question is from Glenn Greene of Oppenheimer. Please go ahead.

Glenn Greene

Just a couple of questions; I wanted to follow-up on the pricing discussion you just had. Wanted to get a sense, you have been price aggressive on the large deals for a while with the intent I think to improve your win rate, improve the TCV from sort of the $500 mn quarterly rate, I know it was $700 mn this quarter perhaps somewhere closer to a $1 bn per quarter. Has your pricing aggression changed in the last 3-6 months? And related to the TCV, is there a TCV quarterly that we can kind of equate to Infosys getting back to sort of industry growth rates from a top-line perspective?

B. G. Srinivas

There are two aspects to it. On the Infosys’ ability to compete in the large deals, definitely there has been a significant improvement in our ability to compete because of the measures we have taken in the solutioning of the deals, that is for sure. But the TCV does not necessarily directly convert to revenue in the same year of the deal. Every quarter as we add to the deal pipeline and we convert typically we see about 7-8% of revenues accruing in that year. Remember, there is also a period of transitioning of services which happens in the early part of the delivery of the solution and hence in the subsequent year typically we have seen an average of 20% of revenue realized from the TCV if it is typically a 5-year deal, that is how we would have a lead indicator of the potential revenues depending on the quantum of TCV signed assuming that each of these deals are in the range of 3-5 years.

Glenn Greene

And then different direction maybe for Rajiv, sort of thinking about fiscal ’15 margins, I know you sort of suggested they would be directionally aligned with fiscal ’14. But maybe you can help us think through the margin levers to kind of offset the wage inflation and investments that you continue to do with more specifics on the potential for utilization increases given sort of the volume growth parameters you have outlined, also the improvement, what more potential is there on the onsite/offshore efforts mix? Then should we be thinking about any cost improvement that sort of factors into the margins this year?

Rajiv Bansal

If you look at the margin over the last 7-8 quarters, in first quarter of FY13 our margins were 27%+ and we ended the FY13 at about 23.5%, which was a drop in spite of the rupee depreciating by a big number. This year we started the year with 23.5% operating margin, we ended the year at 25.5%. So we are on the right trajectory, we are showing margin improvement in spite of giving wage hike, promotions and increasing the variable component of employees, and increasing the variable payout for employees. We are making the investments into our businesses. What I said for the next year is that given that we have given a guidance of 7-9% and the growth being the most important thing for us, we need to accelerate our growth, we have to ensure that we do not miss any opportunity in the marketplace to accelerate our growth, we would have to continue to make investments. Our attrition is still at 18.7% so we have to make investments in our employees. Considering all the investment needs that we have, I feel that the margins in FY15 would be in line with FY14. Utilization is still at about 76%, I would like the utilization to be about 80%-82%, so that is one lever that you have, but at the same time you would want to ensure that you have all the people available with you to capitalize on the opportunity which comes in the marketplace. It takes about 4-6 months to higher people and train them and keep them ready, so you cannot just do it, just-in-time hiring if it's an opportunity in the market place. So we have given a guidance of 7% to 9%. Based on the 7% to 9% guidance, I would expect the operating margins to be around in line with what we have seen in the FY14 full year. However, we have to invest into the business in terms of capitalizing on any initial opportunity which comes in the market place investing in employees, investing in new technologies and that's the reason I feel that in spite of utilization being one of the levers available for margin, I would be more comfortable with about 24% in that range for the next year.

Moderator

Thank you, our next question is from Keith Bachman of BMO. Please go ahead.

Keith Bachman

I want to start with a question also on growth. For the past year and change, Infosys has been growing slower than the industry average and it's certainly slower than peer group leaders of TCS and Cognizant and it looks like in Q4, we will know more tomorrow but the growth gap has widened. Why does that growth gap persist and how do you think about that as you look out over the next few quarters you said that growth is one of the most if not the most important metric but it doesn’t look like you are coming to growth that's closer to the industry. So if you just please discuss that and then I will have a follow up please.

S. D. Shibulal

So as I said our growth is at momentum-based growth that means quarter-on-quarter we have to grow and one quarter actually we will set the tone for the next quarters. What has happened is multifold. #1. If you look at the year-on-year, we have doubled our growth rate, our growth rate last year was 5.8%, this year we grew 12.4% in constant currency terms, that means we are literally doubled our growth rate. We have also bridged the gap, last year we had a gap of approximately 6% to the industry average, this year that will be about 2.5% or 3%. So we have bridged the gap. Now, next year when we look at the growth, unfortunately we had an issue in Q4 which we talked about and that has led to a slightly negative growth in Q4. But that is not the problem, the bigger problem is that it has set us on a lower base. So our growth trajectory, the slope is much higher for next year. That is the reason we have given a 7% to 9% guidance. Even to achieve a 9% growth we have to grow quarter-on-quarter 2% to 3% for first quarter, but other quarters there is steep growth, which we need to do and that is happening because the Q4 was a weaker quarter for us. As I said, we are completely focused on growth. We are winning larger and larger deals. We are investing in the market. We have increased our number of million dollar clients. We are completely focused on growth, but it will take some time. We have bridged the gap this year. Unfortunately we got an issue in Q4, we have given a guidance. We have fully prepared to take advantage of any growth opportunities which will come our way. So that is where we are. When you compare us with the industry, I think it is very important to realize that our profile is very different. If you just look at the numbers, the industry average of Consulting and System Integration based on my knowledge is 19%. We are at 34%. If you talk out our 34%, the industry average will further fall which means our dependency on the discretionary spending is double that of the industry. When you have such a large dependency on discretionary spend, the volatility is going to be higher if you look at some of our peers who have a much larger dependency on Consulting, System Integration work, who are not Indian peers, you can see this. So our profile is different. We are trying to counter that by winning more and more large deals in our operational space but it will take time.

Keith Bachman

And that was actually going to be my follow up question and I want to pursue that if I could. In terms of your headcount mix, your onsite effort in billable hours actually declined or growing slower depending on how you look at it, but your effort person months actually declined onsite and as I think about how you are looking at 2015, particularly against the consulting business I would that that would be more onsite work. So how are you thinking about your headcount growth over the next 12 months particularly some of those larger deals that you and other are chasing, I would think require more local presence to win and execute against those deals. How are you thinking about investing on onsite versus offshore as you look at the next 12 months? What do you think you need to do?

S. D. Shibulal

We look at it as a portfolio. There are certain service lines, where we can optimize our onsite mix heavily going forward. So for example, BPO runs at low onsite mix, Infrastructure runs at probably 20%. This is a portfolio. So what we are doing is to try and look at areas where we can optimize. Reduce onsite as much as possible. This is good for the client, good for us, it reduces the total cost of ownership, it makes us more competitive in the market and it gives value to the client. It is a win-win for everyone and that is one thing we are looking at. We are looking at of course automation and things like that to improve our productivity. We are looking at it as a portfolio. At the same time we understand that Consulting is a 100% onsite business. We are not going to offshore Lodestone. It is and will continue to be an onsite-centric business. So at the end of the day, this is a portfolio, some will run 100% onsite, some will run 5% onsite and that is the portfolio we are trying to build.

Keith Bachman

Just ask last one that relate to that, do you have a target for attrition that you are shooting for by year end?

S. D. Shibulal

No, we have no target for attrition which we are shooting for. In fact our business is not a target at all. So our objective is to try and reduce attrition as much as possible other than the involuntary attrition. But one needs to remember that the talent demand in the industry is extremely high, number one. Number two, we have the best trained talent full stop, because if you look at our Mysore campus you can understand we are the only one who has the capacity to train 14,000 people residential for 6-8 months. Demand is extremely high. We have the best trained talent, you have bound to have attrition, because the cost of acquisition of that talent is much lower than the investment in creating that talent. So that is what we are faced with. Actually we are trying to better our talent and we are trying to train them more. That's what we are doing. So that means our talent will continue to be in demand. We are doing everything else to make sure that attrition goes down.

Moderator

Thank you very much. We will take our last question from David Grossman of Stifel. Please go ahead.

David Grossman

Most of my questions have been answered here, but I just have two. Shibu you have given some good color on the loss of momentum in the March quarter. That said you did see a reduction in clients over $100 mn in revenue despite the quarter’s wins. So perhaps you could help us understand that dynamic and how much of that represents a growth headwind and as a percentage of revenue in particular how much of a headwind is there to growth next year?

S. D. Shibulal

I wouldn't think that there is any secular trend in those matters because these are all marginal things. One of our clients moved out from $100 mn to $98.11 mn, justly simply a mathematical thing. So I don’t think we should worry too much about those factors. We have not lost a single client and our $100 mn continues to be in that boundary only plus/minus $2 mn or $3 mn and that is over a full quarter period. So if one project that come to an end in some quarter last year you will see these kinds of shift. But the more important thing to remember is we have added 92 new clients during the year and increased our million dollar clients by app. 15% from 448 to 501; that is what we need to think about.

David Grossman

Yes, I guess what I was asking Shibu is whether in fact the loss of momentum within certain large clients is creating a particular revenue headwind for fiscal '15?

S. D. Shibulal

Yes, it is.

David Grossman

And could you help us understand the magnitude of that headwind?

S. D. Shibulal

That is very difficult to segregate because it is all factored into the guidance as well as our performance. The larger clients we have are in Hi-Tech and in Retail and in these places. When there is a headwind there, it impacts multiple clients and that will impact our growth momentum.

David Grossman

And then just second question is really I guess more of strategic question I think I have a high level understanding of the issues impacting growth, but I guess where I’m less clear is what this business looks like when the transformation is further down the road and in particular are you going to be the low class producer or you going to have a biased to higher-end services and products. So in other words, when the multi-year transformation effort is well down the road, how does this business model look and how is it differentiated from your peers?

S. D. Shibulal

So we are trying to create a balance, let's be very clear. Strategically, when we look at the future, for us to be on relevant in the market place we have to operate in all 3 areas. We cannot make any choices. We cannot make a choice that we will be the low cost provider neither when can we make a choice that we will only do the high-end work. Either way if you make such a choice, the other space will be left alone and the competition will occupy that space and then they will come into the other areas where you are there. More importantly, as a strategic partner to our clients we cannot make any such choices. When the transmission is complete further down, what we are trying to achieve is a balanced portfolio where we will be a partner for our client who will drive efficiency and productivity in their operations continuously, giving us maybe 30% to 40% of our revenue. Another 35% or 40% of the revenue coming from the Consulting, System Integration work, which also includes some of the advanced technology work which we do and having a strong presence in the Product and Platform space because the clients will go there. So basically what we are trying to do is to create a balanced portfolio based on the balance the client is trying to build. If you look at the clients today, majority of them tell us that they are spending 60% of their revenue in lights-on-work and that is what is reflected in our revenue. Clients are trying to push it down to 40% and then take that extra money and invest into either transformation or innovation. So we are trying to align our strategic relationship with our client's priorities and when I look at it, this is a forward-looking statement, way down the future, our revenues will reflect our client’s spend pattern, which is operations transformation and innovation. Somewhere between one third is what we have said, but otherwise it would be similar numbers like somewhere between 40-40-20.

Moderator

Thank you very much sir. Ladies and gentlemen, due to time constraints that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again.

Moderator

Thank you. Ladies and gentlemen on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.